Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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January 8, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549
Attn: Karina Dorin, Staff Attorney

Re:	TOP Ships Inc. Amendment No. 1 to Registration Statement on Form F-1 Filed December 27, 2019 File No. 333-234744
Dear Ms. Dorin:
This letter sets forth the response of TOP Ships Inc. (the “Company”) to the comment letter dated January 6, 2020 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-1 (the “Form F-1”) that was initially filed via EDGAR on November 18, 2019 and thereafter amended on December 27, 2019. The Company has today filed via EDGAR this letter, together with its second amended Form F-1 (“Amendment No. 2”), which responds to the Staff’s comments contained in the Comment Letter.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in Amendment No. 2. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Amendment No. 1 to Form F-1
General
1.
We note your response to prior comment 3. Please revise the prospectus to state clearly whether you intend for the exclusive forum provision to apply to actions arising under U.S. federal securities laws.

U.S. Securities and Exchange Commission
January 8, 2020

In response to the Staff’s comment, the following language has been added on page 30 of Amendment No. 2:
“This provision of our By-laws does not apply to actions arising under U.S. federal securities laws.”
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If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.
Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Evangelos Pistiolis
TOP Ships Inc.